Exhibit 99.3

[LETTERHEAD OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED]

November 19, 2015

The Board of Directors

Towers Watson & Co.

901 N. Glebe Road

Arlington, Virginia 22203

The Board of Directors:

We understand that Towers Watson & Co., a Delaware corporation (“Towers”), proposes to enter into an Amendment No. 1 (the “Amendment”) to the Agreement and Plan of Merger, dated as of June 29, 2015 (the “Original Agreement” and, as amended, the “Agreement”), among Willis Group Holdings plc, an Irish public limited company (“Willis”), Citadel Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Willis (“Merger Sub”), and Towers, pursuant to which, among other things, Merger Sub will be merged with and into Towers (the “Merger”) and each outstanding share of Class A common stock, par value $0.01 per share, of Towers (“Towers Common Stock”) will be converted into the right to receive 2.6490 (the “Exchange Ratio”) ordinary shares, $0.000115 nominal value per share, of Willis (“Willis Ordinary Shares”).

We further understand that the Agreement provides for, among other things, (i) prior to the closing date of the Merger, a pro rata payment of a special cash dividend in respect of the outstanding shares of Towers Common Stock in the amount of $10.00 per share (the “Pre-Merger Special Dividend”) and (ii) following the closing date of the Merger, a consolidation of Willis Ordinary Shares pursuant to which every 2.6490 issued and unissued Willis Ordinary Shares will be consolidated into one ordinary share, nominal value $0.000115 per share, of Willis (“Willis Consolidated Ordinary Shares” and, such consolidation, the “Consolidation” and, together with the Pre-Merger Special Dividend and certain restructuring and other transactions contemplated by the Agreement (other than the Merger), the “Related Transactions”). The terms and conditions of the Merger and the Related Transactions are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Towers Common Stock of the Exchange Ratio provided for in the Merger (after giving effect to the Pre-Merger Special Dividend).

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Towers and Willis;

(ii)

reviewed certain internal financial and operating information with respect to the businesses, operations and prospects of Towers furnished to or discussed with us by the management of Towers, including certain financial forecasts relating to Towers prepared by the management of Towers (such forecasts, the “Towers Forecasts”);

The Board of Directors

Towers Watson & Co.

(iii)

reviewed certain internal financial and operating information with respect to the businesses, operations and prospects of Willis furnished to or discussed with us by the management of Willis, including certain financial forecasts relating to Willis prepared by the management of Willis (such forecasts, the “Willis Forecasts”);

(iv)

reviewed certain estimates as to the amount and timing of cost savings, revenue enhancements and tax benefits, net of the costs to achieve such cost savings and revenue enhancements (collectively, the “Synergies”), anticipated by the managements of Towers and Willis to result from the Merger and the Related Transactions;

(v)

discussed the past and current businesses, operations, financial condition and prospects of Towers with members of the senior management of Towers, and discussed the past and current businesses, operations, financial condition and prospects of Willis with members of the senior managements of Towers and Willis;

(vi)

reviewed the potential pro forma financial impact of the Merger and the Related Transactions on the future financial performance of Willis, including the potential effects on Willis’ estimated earnings per share and potential effects relative to Towers’ standalone estimated earnings per share, based on the Towers Forecasts and the Willis Forecasts and after taking into account the Synergies;

(vii)

reviewed the trading history for Towers Common Stock and Willis Ordinary Shares and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(viii)	compared certain financial and stock market information of Towers and Willis with similar information of other companies we deemed relevant;

(ix)	reviewed the relative contributions of Towers and Willis to certain financial metrics of the pro forma combined company based on the Towers Forecasts and the Willis Forecasts;

(x)	reviewed a draft, dated November 18, 2015, of the Amendment (the “Draft Amendment”) and an executed version of the Original Agreement; and

(xi)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of Towers and Willis that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Towers Forecasts and the Synergies, we have been advised by Towers, and we have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Towers as to the future financial performance of Towers, such Synergies and the other matters covered thereby. We also have relied, at the direction of Towers, on the assessments of the managements of Towers and Willis as to the ability of the combined company to achieve the Synergies and we have assumed, at the direction of Towers, that such Synergies will be realized in the amounts and at the times projected. With respect to the Willis Forecasts, we have been advised by Willis, and we have

The Board of Directors

Towers Watson & Co.

assumed, with the consent of Towers, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Willis as to the future financial performance of Willis. We further have relied, at the direction of Towers, on the assessments of the managements of Towers and Willis as to, among other things, (i) the Related Transactions, including with respect to the timing thereof and financial and other terms involved, (ii) the potential impact on Towers and Willis of market and other trends in and prospects for the industries in which Towers and Willis operate and governmental, regulatory and legislative matters relating to or affecting Towers and Willis, (iii) existing and future relationships, agreements and arrangements with, and the ability to retain, key managers, associates, clients and other commercial relationships of Towers and Willis and (iv) the ability to integrate the businesses and operations of Towers and Willis. We have assumed, with the consent of Towers, that there will be no developments with respect to any such matters that would have an adverse effect on Towers, Willis, the Merger or the Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Towers, Willis or any other entity, nor have we made any physical inspection of the properties or assets of Towers, Willis or any other entity. We have not evaluated the solvency or fair value of Towers, Willis or any other entity under any state, federal, provincial or other laws relating to bankruptcy, insolvency or similar matters. We are not actuaries and our services did not include any actuarial determination or evaluation by us or any attempt to evaluate actuarial assumptions or allowances for losses with respect thereto and, accordingly, we have made no analysis of, and express no opinion as to, the adequacy of reserves for losses or other matters. We have assumed, at the direction of Towers, that the Merger (including full payment of the Pre-Merger Special Dividend) will be consummated in accordance with the terms of the Agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger or the Related Transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Towers, Willis, the Merger or the Related Transactions (including the contemplated benefits thereof). We also have assumed, at the direction of Towers, that the Merger will constitute a “qualified stock purchase” of Towers within the meaning of Section 338(d)(3) of the Internal Revenue Code of 1986, as amended. We further have assumed, at the direction of Towers, that the final executed Amendment will not differ in any material respect from the Draft Amendment reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Merger (other than the Exchange Ratio to the extent expressly specified herein), including, without limitation, the form or structure of the Merger, the form or structure, or financial or other terms, of the Related Transactions, or any terms, aspects or implications of any intercompany loans or any voting or other agreement, arrangement or understanding entered into in connection with or related to the Merger, the Related Transactions or otherwise. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Towers. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio (after giving effect to the Pre-Merger Special Dividend) to holders of Towers Common Stock and no opinion or view is expressed with respect to any consideration received in connection with the Merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any officers, directors or employees of any party to the Merger, or class of such persons, relative to the Exchange Ratio or otherwise. Furthermore, no opinion or view is expressed

The Board of Directors

Towers Watson & Co.

as to the relative merits of the Merger or the Pre-Merger Special Dividend in comparison to other strategies or transactions that might be available to Towers or in which Towers might engage or as to the underlying business decision of Towers to proceed with or effect the Merger or the Pre-Merger Special Dividend. We are not expressing any opinion as to what the value of Willis Ordinary Shares or Willis Consolidated Ordinary Shares actually will be when issued or the prices at which Towers Common Stock, Willis Ordinary Shares or Willis Consolidated Ordinary Shares will trade at any time, including following announcement or consummation of the Merger. We further are not expressing any view or opinion with respect to, and we have relied with the consent of Towers upon the assessments of Towers’ representatives regarding, legal, regulatory, accounting, tax and similar matters relating to Towers, Willis, the Merger and the Related Transactions (including the contemplated benefits thereof) as to which we understand that Towers obtained such advice as it deemed necessary from qualified professionals. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger, the Related Transactions or any other matter.

We have acted as financial advisor to Towers in connection with the Merger and will receive a fee for our services, a portion of which was payable upon the rendering of our opinion in connection with the Original Agreement and the principal portion of which is contingent upon consummation of the Merger. At the request of Towers, we and certain of our affiliates also are participating in financing to be undertaken on behalf of Towers to fund the Pre-Merger Special Dividend and to facilitate the overall structure of the Merger and the Related Transactions, for which services we and our affiliates will receive compensation. In addition, Towers has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Towers, Willis and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Towers and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Towers in connection with a divestiture transaction, (ii) having acted or acting as administrative agent and joint lead arranger for, and as a lender (including a swing line lender and letter of credit lender) under, certain credit facilities of Towers, and (iii) having provided or providing certain treasury and trade management services and products to Towers and certain of its affiliates. In addition, certain of our affiliates maintain significant commercial (including vendor) relationships with Towers.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Willis and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as a co-manager on a debt offering by an affiliate of Willis, (ii) having acted or acting as a lender to Willis and certain of its affiliates, and (iii) having provided or providing certain treasury and trade management services and products to Willis and certain of its affiliates.

The Board of Directors

Towers Watson & Co.

It is understood that this letter is for the benefit and use of the Board of Directors of Towers (in its capacity as such) in connection with and for purposes of its evaluation of the Merger.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have experienced volatility and we express no opinion or view as to any potential effects of such volatility on Towers, Willis, the Merger or the Related Transactions (including the contemplated benefits thereof). It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratio provided for in the Merger (after giving effect to the Pre-Merger Special Dividend) is fair, from a financial point of view, to the holders of Towers Common Stock.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH

      INCORPORATED